SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

ANDES 3 Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Applied For

(CUSIP Number)

Ee Chang Ku, Director

EliteSoft Asia Sdn Bhd.

A-2-31, I0I Boulevard, Jalan Kenari 5, Bandar Puchong Jaya, 47170 Puchong, Selangor, Malaysia

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2015

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EliteSoft Asia Sdn Bhd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

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4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Malaysia

	7	SOLE VOTING POWER

NUMBER OF		10,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,000,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	100%

2

14	TYPE OF REPORTING PERSON

CO

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, $0.0001 par value, of ANDES 3 Inc., a Delaware corporation (the “Issuer” or “Company”). The principal executive offices of the Company are located at Level 28, The GardenSouth Tower, Mid Valley City, Lingkaran Syed Putra, 59200, Kuala Lumpur, Malaysia.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed jointly pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by EliteSoft Asia Sdn Bhd., (the “Reporting Person”) and Mr. Ee Chang Ku.  Mr. Ee Chang Ku is a citizen of Malaysia, residing at Level 28, The Garden South Tower, Mid Valley City, Lingkaran Syed Putra, 59200, Kuala Lumpur, Malaysia.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

          Mr. Ee Chang Ku is the owner and director of EliteSoft Asia Sdn Bhd., formed in Malaysia as a technical software and services corporation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          EliteSoft Asia Sdn Bhd used working capital to make the acquisition of Common Stock and paid $40,000 to acquire 10,000,000 shares of the Company’s common stock from Richard Chiang.

          For purposes of determining the percentages reported in this Schedule 13D, the Reporting Persons acquired beneficial ownership of 10,000,000 shares which is 100% of the Issuer’s outstanding shares of Common Stock (as reported in the Issuer’s current report on Form 8-K filed with the U.S. Securities and Exchange Commission on February 20, 2015).

          For purposes of this Schedule 13D, the total number of shares reported as beneficially owned by the Reporting Persons is 10,000,000 shares.

          Mr. Ee Chang Ku has shared beneficial ownership of the 10,000,000 shares held by EliteSoft Asia Sdn Bhd through his ownership and control of EliteSoft Asia Sdn Bhd.

ITEM 4. PURPOSE OF TRANSACTION.

          The Reporting Persons purchased the shares of Common Stock to acquire the ownership and control of the Company. The Reporting Persons intend to increase the number of members of the Company’s Board of Directors and to fill such positions at a later date. The Reporting Persons may use the Company to acquire or merge with EliteSoft Asia Sdn Bhd., a Malaysian-based Corporation, or any other businesses.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

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(a)	The Reporting Persons beneficially own 10,000,000 shares of Common Stock of the Issuer, which represents 100% of the issued and outstanding shares of the Issuer. Please see Item 3 — Source and Amount of Funds or Other Consideration.

(b)	EliteSoft Asia Sdn Bhd has sole power to vote or dispose of all the shares of Common Stock of the Issuer. Mr. Ee Chang Ku has shared power to vote or dispose of all of the shares of Common Stock of the Issuer.

(c)	Other than the acquisition of the shares reported herein, the Reporting Persons have not effected any transactions in the shares of the Issuer during the past 60 days.

(d)	No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e)	Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1. Share Purchase Agreement dated as of February 20, 2015, between Richard Chiang, ANDES 3 Inc. and EliteSoft Asia Sdn Bhd.

2. Joint Filing Agreement, dated as of February 20, 2015 by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2015	ELITESOFT ASIA SDN BHD.
	By:	/s/ Ee Chang Ku
Ee Chang Ku, Director

	By:	/s/ Ee Chang Ku
Ee Chang Ku, Individually

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